===============================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*



                           The Lamson & Sessions Co.
                               CIK - 0000057497
                               IRS - 34-0349210
________________________________________________________________________________
                               (Name of Issuer)

                                 Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)

                                   513696104
        _______________________________________________________________
                                (CUSIP Number)

                                Liza Meyers
                                1800 Grant Street
                                Denver, Colorado 80203-1131
                                (303) 894-3960
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                   8/11/1999
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 513696104                                      PAGE   OF   PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Farhad Fred Ebrahimi
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Denver, Colorado  USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,525,200
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,525,200
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                          1,525,200
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                          11.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      I N
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  ---------------------
  CUSIP NO. 513696104                                      PAGE   OF   PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Mary Wilkie Ebrahimi
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Denver, Colorado  USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,525,200

------------------------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,472,400
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                          1,525,200
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                          11.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      I N
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  ---------------------
  CUSIP NO. 513696104                                      PAGE   OF   PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Farhad Alexander Ebrahimi
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Denver, Colorado  USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,525,200
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          24,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                          1,525,200
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                          11.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      I N
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  ---------------------
  CUSIP NO. 513696104                                      PAGE   OF   PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Farah Alexandra Ebrahimi
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Denver, Colorado  USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,525,200
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          28,800
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                          1,525,200
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                          11.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      I N
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER
Common Stock issued by The Lamson & Sessions Co.
25701 Science Park Drive
Cleveland, Ohio 44122

ITEM 2.  IDENTITY AND BACKGROUND
This Amendment No. 2 to the Schedule 13D, filed in January 1998, as amended by amendment No. 1 to the Schedule 13D, filed on October 5, 1998, is being filed by Farhad Fred Ebrahimi, as the Reporting Person for the Ebrahimi family, pursuant to Rule 13d-2, to report an increase in the Ebrahimi family's holdings of the Issuer's shares.
(a)  Ebrahimi family consists of:
         Farhad Fred Ebrahimi
         Mary Wilkie Ebrahimi
         Farah Alexandra Ebrahimi
         Farhad Alexander Ebrahimi
(b)  8821 Experimental Farm Road Cheyenne, Wy 82009-8814
(c)  Farhad Fred Ebrahimi is the President of Quark, Inc., 1800
     Grant Street, Denver, Colorado 80203.
(d)  No for all family members.
(e)  No for all family members.
(f)  All family members are US citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The Ebrahimi family used private funds to make the purchases of securities covered by this filing. The Ebrahimi family has expended approximately $5,014,000 in cash in purchasing the shares of common stock of the Issuer currently owned by the Ebrahimi family.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
Items 5 (a)-(c) are hereby amended and restated in their entirety as follows:
(a)     Farhad Fred Ebrahimi                   1,315,100 shares     9.8%
        Mary Wilkie Ebrahimi                     157,300 shares     1.2%
        Farhad Alexander Ebrahimi                 24,000 shares     0.2%
        Farah Alexandra Ebrahimi                  28,800 shares     0.2%
(b) All members of the Ebrahimi family will have shared power to vote the total number of shares (1,525,200 shares). The members of the Ebrahimi family have dispositive power over the total number of shares (1,525,200 shares) as described below:

        Farhad Fred Ebrahimi has shared dispositive power with Farhad Alexander Ebrahimi over 24,000 shares; shared dispositive power with Mary Wilkie Ebrahimi over 1,472,400 shares; and shared dispositive power with Farah Alexandra Ebrahimi over 28,800 shares.

        Mary Wilkie Ebrahimi has shared dispositive power with Farhad Fred Ebrahimi over 1,472,400 shares.

        Farhad Alexander Ebrahimi has shared dispositive power with Farhad Fred Ebrahimi over 24,000 shares.

        Farah Alexandra Ebrahimi has shared dispositive power with Farhad Fred Ebrahimi over 28,800 shares.

(c) Farhad Fred Ebrahimi purchased the following shares since filing of Amendment No.1 to the Schedule 13D on October 5, 1998. All such purchases were made through Fidelity Brokerage Services.
        8/11/99     25,000 shares at a price of $5-3/8 per share
        8/11/99     5,000 shares at a price of $5-1/4 per share
        8/12/99     25,000 shares at a price of $5-5/16 per share
        8/12/99     25,000 shares at a price of $5-1/16 per share
        8/12/99     5,000 shares at a price of $5-1/16 per share

        Farah Alexandra Ebrahimi purchased the following shares since filing of Amendment No. 1 to the Schedule 13D on October 5, 1998. All such purchases were made through Fidelity Brokerage Services.

        8/12/1999     5,000 shares at a price of $5-1/4 per share
        8/12/1999     5,000 shares at a price of $5-1/8 per share

(c)     N/A
(d)     N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 10, 1999

By:  /s/  Farhad Fred Ebrahimi
------------------------------
     Farhad Fred Ebrahimi



                               POWER OF ATTORNEY

I, M.P. Wilkie Ebrahimi, private person, residing at 8821 Experimental Farm Road, Cheyenne, WY 82009-8814, hereby delegate to F. Fred Ebrahimi, private person, residing at 8821 Experimental Farm Road, Cheyenne, WY 82009-8814, the authority to act in my place and stead with respect to the following powers:

To act as the reporting person on my behalf in connection with filings to be made with the Securities and Exchange Commission; and

To execute such documents and to perform all other acts necessary, or incidental to the execution of the powers enumerated herein.

  This Power of Attorney is effective until revoked.

  Executed this 16th day of November, 1998.


              /s/ M.P. Wilkie Ebrahimi
              ------------------------
              M.P. Wilkie Ebrahimi



                               POWER OF ATTORNEY

I, Farah A. Ebrahimi, private person, residing at 8821 Experimental Farm Road, Cheyenne, WY 82009-8814, hereby delegate to F. Fred Ebrahimi, private person, residing at 8821 Experimental Farm Road, Cheyenne, WY 82009-8814, the authority to act in my place and stead with respect to the following powers:

To act as the reporting person on my behalf in connection with filings to be made with the Securities and Exchange Commission; and

To execute such documents and to perform all other acts necessary, or incidental to the execution of the powers enumerated herein.

  This Power of Attorney is effective until revoked.

  Executed this 16th day of November, 1998.


              /s/ Farah A. Ebrahimi
              ------------------------
              Farah A. Ebrahimi



                               POWER OF ATTORNEY

I, Farah A. Ebrahimi, private person, residing at 8821 Experimental Farm Road, Cheyenne, WY 82009-8814, acting as a custodian for Farhad A. Ebrahimi, minor person, residing at 8821 Experimental Farm Road, Cheyenne, WY 82009-8814, hereby delegate to F. Fred Ebrahimi, private person, residing at 8821 Experimental Farm Road, Cheyenne, WY 82009-8814, the authority to act in my place and stead with respect to the following powers:

To act as the reporting person on my behalf in connection with filings to be made with the Securities and Exchange Commission; and

To execute such documents and to perform all other acts necessary, or incidental to the execution of the powers enumerated herein.

  This Power of Attorney is effective until revoked.

  Executed this 16th day of November, 1998.

              /s/ Farah A. Ebrahimi
              -------------------------------
              Farah A. Ebrahimi, as Custodian
              for Farhad A. Ebrahimi